Studio City International Holdings Limited

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

July 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pearlyne Paulemon
Brigitte Lippmann

Studio City International Holdings Limited

Registration Statement on

Form F-3 (File No. 333-261406)

Ladies and Gentleman:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form F-3 of Studio City International Holdings Limited (the “Company”) be accelerated to July 5, 2024 at 4:00 p.m. prevailing Eastern time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Tim Cruickshank of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3415.

*****

Very truly yours,

By:	/s/ Tim. Y. Sung
Name: Tim Y. Sung
Title: Company Secretary